Exhibit 99.2

 Fearnley SecuritiesAnnual Offshore Drilling Seminar NYC & London 15 & 16 January 2025  CEO Patrick SchornCFO Magnus Vaaler

 Forward Looking Statement  2  This announcement and related discussions include forward looking statements made under the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA for 2024, contract backlog, expected contracts and contract start dates and rates including expected rate increases and contract extensions, options, LOIs and LOAs, contract coverage for 2024 and 2025 and expected changes to the economics of our contracts, potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risks relating to global economic uncertainty and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement dates, dayrates and duration of contracts and the terms of contracts and the risk that we may not enter into contracts as expected, risks relating to market trends, tender activity and rates, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risks relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Financial Supervisory Authority of Norway. These forward looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  Non-GAAP Financial Measures  The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance.   The Company provides guidance on expected Adjusted EBITDA, which is a non-GAAP financial measure. Management evaluates the Company's financial performance in part based on the basis of actual and expected Adjusted EBITDA, which management believes enhances investors' understanding of the Company's overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly, the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort. The Company disclaims any current intention to update such guidance, except as required by law

 Q3 2024 Company Overview and Highlights  Notes: Fleet data as of January 14th, 2025  1 Adj. EBITDA margin is calculated by Adjusted EBITDA divided by Total Operating Revenues  2 Dividends per share declared in the period  3  International Footprint and Diversified Portfolio  Asia  7  Contracted  22  Middle East  Africa  5  1  North Sea  Mexico  1  2  1   Adj. EBITDA at lower end of guidance $500 - 550M   Adj. EBITDA  $115.5M  Q2 2024 $136.4M  Adj. EBITDA Margin1  47.8%  Q2 2024 50.2%  Solid Performance  Technical Utilization98.7%  Economic Utilization  96.9%  Total shareholder distribution maintained  Buyback  $20M  by YE 2024  Q3 2024 Dividend2  $0.02  Q2 2024 $0.10  Premium fleet   Robust revenue visibility  Contract Coverage  76%  In 2025  Fleet  24  Modern Rigs  Highlights  Available  1  SouthAmerica  1  Undergoing  Activation  6  1  2

 Premium jackups are more resilient and contract at higher rates throughout up and down cycles  The industry upturn combined with customer preference is driving a faster recovery of utilization and rates for modern rigs compared to standard fleet  Our high quality and future proof fleet  The industry’s youngest fleet  … amidst an aging global fleet  Source: Petrodata by S&P Global  4  Average Age  Fleet Size  24  13  35  10  4  44  34  # of rigs  Over 30% of global fleet is   beyond retirement age  Age

Orderbook next to nothing



Orderbook as % of Total Fleet
160
140
120
100
80
60
40
20
0
30%
25%
20%
15%
10%
5%
0%
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023

Source: Petrodata by S&P Global

Low newbuild jack-up orderbook

- No new jack-up orders for approx. a decade
- 10 rigs in the orderbook (~2% of total fleet), a record low since early 2000's
- Only ~4 newbuilds perceived as available and competitive in the next 12 to 18 months

Limited yard capacity for new orders

- Limited yard building slots as orderbooks are filled by other vessel types (FPSO, FSRU, LNGC, etc.)
- Delivery times at 3+ years for new order
- Shipyards will struggle to handle large orders

Newbuild economics are challenging

- Price for new orders expected to exceed prior cycle prices at ~$300 million ready-to-drill
- Limited financing available will require long-term underlying contract (7 to 10 years)
- Newbuild economics will require day rates in excess of $200,000 for usable asset life (25 years)

5

 Shallow water is key  Favorable fundamentals  Source: Rystad Energy  1 Based on data from Rystad Energy for oil and gas production in millions of barrels of oil equivalent per day  6  Global offshore production of 31.7 mboe1  Shallow water represents ~66% of offshore production  Cost competitive  Breakeven oil price second only to onshore Middle East  NOCs represent ~66% of shallow water activity  Strategic customers with long planning horizon and stable outlook  Shorter cycle barrels  Time to production often in <1 year  Shallow Water  Significant production at attractive breakeven costs  Largely focused on brownfield projects  Lower geological risk and faster cashflows

 Strong revenue visibility  7  1 Backlog Revenue includes new contracts, LOIs and LOAs including mobilization and demobilization revenues, and includes bareboat charter contracts adjusted to a gross dayrate-equivalent basis.   2 Average dayrate is derived from Backlog Revenue divided by the number of estimated contracted days.   Adding backlog1 at attractive rates  $177k/d  Avg. dayrate2  $795M 2024  Full year 2024  $136k/d  Avg. dayrate2  91%  Coverage  Full year 2025  $150k/d  Avg. dayrate2  76%  Coverage

    Strong Customer History Portfolio

Borr Drilling

Illustrative Revenue and EBITDA scenarios at full fleet utilization

Fleet and Utilization: 24 Modern Jackup Rigs[2] × 95% Utilization Rate[3] ×

Indicative Market Dayrates[1]		Illustrative Total Revenue	Illustrative Total Adjusted EBITDA[4]
$150k/d	=	$1,248m	$731m
$175k/d	=	$1,456m	$940m
$200k/d	=	$1,664m	$1,148m

Note: This information has been prepared for illustrative purposes only and does not represent the Company's forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. Notes: 1) Dayrate range based on recent dayrates for premium jackups ($150k), the average modern jackup dayrates from 2006-2014 ($175k), and the market peak since 2010 ($200k), 2) As per current delivered fleet of 24 rigs. 3) Economic utilization estimate for a fully utilised market 4) Opex (including SG&A) assumed at $59k per day per rig in line with historical performance

Source: Company data, Petrodata by S&P Global.

9

In Conclusion  10  Short term volatility; long-term fundamentals intact   Global presence in key markets  Strong cash generation with end of our new build capex program  Sustainable long-term capital structure  2  3  4  5  1  Global fleet of 24 modern and highly capable jack-ups

 BUILT TO MAKE A  DIFFERENCE